UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Qihoo 360 Technology Co. Ltd.

(Name of Issuer)

Class A Ordinary Shares, $0.001 par value

(Title of Class of Securities)

74734M109

(CUSIP Number)

December 31, 2011

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74734M109		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Capital Partners VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 12,839,920.5(2)

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 12,839,920.5

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,839,920.5

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 7.4%(3)

12.	Type of Reporting Person PN

(1)  See Item 2(a).

(2)  All of the Reporting Persons hold American Depositary Shares, each two representing three Class A Ordinary Shares (“Shares”).   All share amounts and percentages reflected in this Schedule 13G are presented based on the underlying Shares represented by the American Depositary Shares, and not on the American Depositary Shares.

(3)  The percentages reported in this Schedule 13G are based upon 173,213,370 ordinary shares outstanding as of March 30, 2011 (according to a final prospectus on Form 424B4 filed by the issuer with the SEC on March 30, 2011).

CUSIP No. 74734M109		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Capital Partners VI-B Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 7,039,258.5

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 7,039,258.5

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,039,258.5

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.1%

12.	Type of Reporting Person PN

CUSIP No. 74734M109		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Entrepreneurs’ Fund VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 635,970

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 635,970

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 635,970

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person PN

CUSIP No. 74734M109		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person HEF VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 635,970

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 635,970

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 635,970

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person PN

CUSIP No. 74734M109		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Management Partners VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 19,879,179

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 19,879,179

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,879,179

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 11.5%

12.	Type of Reporting Person PN

CUSIP No. 74734M109		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Highland Management Partners VI, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power —

	6.	Shared Voting Power 20,515,149

	7.	Sole Dispositive Power —

	8.	Shared Dispositive Power 20,515,149

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,149

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 11.8%

12.	Type of Reporting Person CO

CUSIP No. 74734M109		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Robert F. Higgins

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 226,287

	6.	Shared Voting Power 21,549,631.5

	7.	Sole Dispositive Power 226,287

	8.	Shared Dispositive Power 21,549,631.5

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,775,918.5

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 12.6%

12.	Type of Reporting Person IN

CUSIP No. 74734M109		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Paul A. Maeder

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 113,466

	6.	Shared Voting Power 21,549,631.5

	7.	Sole Dispositive Power 113,466

	8.	Shared Dispositive Power 21,549,631.5

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,663,097.5

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 12.5%

12.	Type of Reporting Person IN

CUSIP No. 74734M109		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Daniel J. Nova

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 270,337.5

	6.	Shared Voting Power 21,549,631.5

	7.	Sole Dispositive Power 270,337.5

	8.	Shared Dispositive Power 21,549,631.5

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,819,969

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 12.6%

12.	Type of Reporting Person IN

CUSIP No. 74734M109		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Sean M. Dalton

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 188,272.5

	6.	Shared Voting Power 21,549,631.5

	7.	Sole Dispositive Power 188,272.5

	8.	Shared Dispositive Power 21,549,631.5

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,737,904

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 12.6%

12.	Type of Reporting Person IN

CUSIP No. 74734M109		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Robert J. Davis

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 69,997.5

	6.	Shared Voting Power 21,549,631.5

	7.	Sole Dispositive Power 69,997.5

	8.	Shared Dispositive Power 21,549,631.5

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,619,629

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 12.5%

12.	Type of Reporting Person IN

CUSIP No. 74734M109		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Fergal J. Mullen

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 21,549,631.5

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 21,549,631.5

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,549,631.5

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 12.4%

12.	Type of Reporting Person IN

CUSIP No. 74734M109		13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Corey M. Mulloy

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 21,600

	6.	Shared Voting Power 21,549,631.5

	7.	Sole Dispositive Power 21,600

	8.	Shared Dispositive Power 21,549,631.5

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,571,231.5

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 12.4%

12.	Type of Reporting Person IN

CUSIP No. 74734M109	13G

Item 1(a)	Name of Issuer Qihoo 360 Technology Co. Ltd.
Item 1(b)	Address of Issuer’s Principal Executive Offices Block 1, Area D, Huitong Times Plaza No. 71 Jianguo Rd, Chaoyang District Beijing F4 100025

Item 2(a)

Name of Person Filing

This Statement on Schedule 13G is being filed on behalf of: (i) Highland Capital Partners VI Limited Partnership, a Delaware limited partnership (“Highland Capital VI”); (ii) Highland Capital Partners VI-B Limited Partnership, a Delaware limited partnership (“Highland Capital VI-B”); (iii) Highland Entrepreneurs’ Fund VI Limited Partnership, a Delaware limited partnership (“Highland Entrepreneurs’ Fund VI” and together with Highland Capital VI and Highland Capital VI-B, the “Highland VI Investing Entities”); (iv) HEF VI Limited Partnership, a Delaware limited partnership and general partner of Highland Entrepreneurs’ Fund VI (“HEF VI”); (v) Highland Management Partners VI Limited Partnership, a Delaware limited partnership and general partner of Highland Capital VI and Highland Capital VI-B (“HMP VI”); (vi) Highland Management Partners VI, Inc., a Delaware corporation and general partner of both HEF VI and HMP VI (“Highland Management”); and (vii) Robert F. Higgins (“Mr. Higgins”), Paul A. Maeder (“Mr. Maeder”), Daniel J. Nova (“Mr. Nova”), Sean M. Dalton (“Mr. Dalton”), Robert J. Davis (“Mr. Davis”), Fergal J. Mullen (“Mr. Mullen”), and Corey M. Mulloy (“Mr. Mulloy” and together with Mr. Higgins, Mr. Maeder, Mr. Nova, Mr. Dalton, Mr. Davis and Mr. Mullen, the “Managing Directors”), each of whom is a managing director of Highland Management, a limited partner of each of HMP VI and HEF VI, and a manager of Highland Management Partners VII LLC (“HMP VII LLC”), a Delaware limited liability company that is the sole general partner of Highland Management Partners VII Limited Partnership (“HMP VII”), a Delaware limited partnership that serves as the sole general partner of each of Highland Capital Partners VII Limited Partnership, a Delaware limited partnership (“Highland Capital VII”), Highland Capital Partners VII-B Limited Partnership, a Delaware limited partnership (“Highland Capital VII-B”), Highland Capital Partners VII-C Limited Partnership, a Delaware limited partnership (“Highland Capital VII-C”) and Highland Entrepreneurs’ Fund VII Limited Partnership, a Delaware limited partnership (“Highland Entrepreneurs’ Fund VII” and together with Highland Capital VII, Highland Capital VII-B and Highland Capital VII-C, the “Highland VII Investing Entities”).  Highland Management, as the general partner of the general partners of the Highland VI Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland VI Investing Entities.  The Managing Directors of Highland Management have shared power over all investment decisions of Highland Management and therefore may be deemed to share beneficial ownership of the shares held by Highland VI Investing Entities by virtue of their status as controlling persons of Highland Management.  Each Managing Director of Highland Management disclaims beneficial ownership of the shares held by the Highland VI Investing Entities, except to the extent

CUSIP No. 74734M109	13G

of each such Managing Director’s pecuniary interest therein.  Each of Highland Management, HMP VI and HEF VI disclaims beneficial ownership of the shares held by the Highland VI Investing Entities, except to the extent of each such entity’s pecuniary interest therein.   Each of the Managing Directors, in his capacity as a manager of HMP VII LLC, has shared power over all investment decisions of HMP VII LLC and therefore may be deemed to share beneficial ownership of the shares held by Highland VII Investing Entities by virtue of his status as a controlling person of HMP VII LLC.  Each of the Managing Directors disclaims beneficial ownership of the shares held by the Highland VII Investing Entities, except to the extent of each such Managing Director’s pecuniary interest therein.  The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.

Item 2(b)	Address of Principal Business Office The address of each of the reporting persons is: c/o Highland Capital Partners LLC One Broadway, 16th Floor Cambridge, Massachusetts 02142
Item 2(c)	Citizenship

Highland Capital VI	Delaware
Highland Capital VI-B	Delaware
Highland Entrepreneurs’ Fund VI	Delaware
HEF VI	Delaware
HMP VI	Delaware
Highland Management	Delaware
Mr. Higgins	United States of America
Mr. Maeder	United States of America
Mr. Nova	United States of America
Mr. Dalton	United States of America
Mr. Davis	United States of America
Mr. Mullen	Republic of Ireland
Mr. Mulloy	United States of America

Item 2(d)	Title of Class of Securities Class A Ordinary Shares, $0.001 par value, of Qihoo 360 Technology Co. Ltd. (the “Shares”)
Item 2(e)	CUSIP Number 74734M109

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. 74734M109	13G

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.
Not applicable.

Item 4	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: As of December 31, 2011, each of the following is the owner of record of the Shares set forth next to his or its name:

		Highland Capital VI	12,839,920.5
		Highland Capital VI-B	7,039,258.5
		Highland Entrepreneurs’ Fund VI	635,970
		HEF VI	0
		HMP VI	0
		Highland Management	0
		Mr. Higgins	226,287
		Mr. Maeder	113,466
		Mr. Nova	270,337.5
		Mr. Dalton	188,272.5
		Mr. Davis	69,997.5
		Mr. Mullen	0
		Mr. Mulloy	21,600

CUSIP No. 74734M109	13G

As of December 31, 2011, Highland Capital VI was the record owner of and beneficially owned 12,839,920.5 Shares (the “HCVI Shares”) of the issuer. Highland Capital VI has the power to vote or direct the disposition of all of the HCVI Shares.  Such power is exercised through Highland Management as the sole general partner of HMP VI as the sole general partner of Highland Capital VI.

As of December 31, 2011, Highland Capital VI-B was the record owner of and beneficially owned 7,039,258.5 Shares (the “HCVI-B Shares” and together with the HCVI Shares, the “HC VI Shares”) of the issuer.  Highland Capital VI-B has the power to vote or direct the disposition of all of the HCVI-B Shares.  Such power is exercised through Highland Management as the sole general partner of HMP VI as the sole general partner of Highland Capital VI-B.

As of December 31, 2011, Highland Entrepreneurs’ Fund VI was the record owner of and beneficially owned 635,970 Shares (the “HEF VI Shares” and together with the HC VI Shares, the “H-VI Shares”) of the issuer.  Highland Entrepreneurs’ Fund VI has the power to vote or direct the disposition of all of the HEF VI Shares.  Such power is exercised through Highland Management as the sole general partner of HEF VI as the sole general partner of Highland Entrepreneurs’ Fund VI.

HMP VI, as the general partner of Highland Capital VI and Highland Capital VI-B, may be deemed to own the HCVI Shares beneficially and HEF VI, as the general partner of Highland Entrepreneurs’ VI Fund, may be deemed to own the HEF VI Shares beneficially.  Each of HMP VI and HEF VI disclaims beneficial ownership of the shares held by the Highland VI Investing Entities, except to the extent of each such entity’s pecuniary interest therein.

Highland Management, as the general partner of HMP VI and HEF VI, may be deemed to own the H-VI Shares beneficially.  The Managing Directors have the power over all investment decisions of Highland Management and therefore may be deemed to share beneficial ownership of the H-VI Shares by virtue of their status as controlling persons of Highland Management.  Highland Management and each of the Managing Directors disclaims beneficial ownership of the H-VI Shares, except to the extent of each such entity’s pecuniary interest therein.

Each of Messrs. Higgins, Maeder, Nova, Dalton, Davis, Mullen and Mulloy, as a manager of HMP VII LLC, may be deemed to beneficially own the Shares owned by the Highland VII Investing Entities, because they have power over investment decisions of HMP VII LLC, the sole general partner of the sole general partner of each of the Highland VII Investing Entities.  The Highland VII Investing Entities were the record and beneficial owners of an aggregate of 1,034,482.5 Shares on December 31, 2011, and such Shares are reflected above in the amount of Shares over which each of Messrs. Higgins, Maeder, Nova, Dalton, Davis, Mullen and Mulloy has shared voting or dispositive power.  Each of Messrs. Higgins, Maeder, Nova, Dalton, Davis, Mullen and Mulloy disclaims beneficial ownership of the Shares owned by the Highland VII Investing Entities, except to the extent of his pecuniary interest therein.

CUSIP No. 74734M109	13G

(b)	Percent of class:

	Highland Capital VI	7.4%
	Highland Capital VI-B	4.1%
	Highland Entrepreneurs’ Fund VI	0.4%
	HEF VI	0.4%
	HMP VI	11.5%
	Highland Management	11.8%
	Mr. Higgins	12.6%
	Mr. Maeder	12.5%
	Mr. Nova	12.6%
	Mr. Dalton	12.6%
	Mr. Davis	12.5%
	Mr. Mullen	12.4%
	Mr. Mulloy	12.4%

The percentages reported in this Schedule 13G are based upon 173,213,370 ordinary shares outstanding as of March 30, 2011 (according to a final prospectus on Form 424B4 filed by the issuer with the SEC on March 30, 2011).

(c)	Number of shares as to which the person has:

	Number of Shares
Reporting Person	(i)	(ii)	(iii)	(iv)
Highland Capital VI	0	12,839,920.5	0	12,839,920.5
Highland Capital VI-B	0	7,039,258.5	0	7,039,258.5
Highland Entrepreneurs’ Fund VI	0	635,970	0	635,970
HEF VI	0	635,970	0	635,970
HMP VI	0	19,879,19	0	19,879,19
Highland Management	0	20,515,149	0	20,515,149
Mr. Higgins	226,287	21,549,631.5	226,287	21,549,631.5
Mr. Maeder	113,466	21,549,631.5	113,466	21,549,631.5
Mr. Nova	270,337.5	21,549,631.5	270,337.5	21,549,631.5
Mr. Dalton	188,272.5	21,549,631.5	188,272.5	21,549,631.5
Mr. Davis	69,997.5	21,549,631.5	69,997.5	21,549,631.5
Mr. Mullen	0	21,549,631.5	0	21,549,631.5
Mr. Mulloy	21,600	21,549,631.5	21,600	21,549,631.5

(i)	Sole power to vote or to direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

CUSIP No. 74734M109	13G

Each of Highland Capital VI, Highland Capital VI-B, Highland Entrepreneurs’ Fund VI, HEF VI, HMP VI, Highland Management and the Managing Directors expressly disclaims beneficial ownership of any Shares, except to the extent of his or its pecuniary interest therein and any Shares held directly of record.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certification
Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 74734M109

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2012.

HIGHLAND CAPITAL PARTNERS VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Daniel J. Nova
Managing Director

HIGHLAND CAPITAL PARTNERS VI-B LIMITED PARTNERSHIP

By:	Highland Management Partners VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Daniel J. Nova
Managing Director

HIGHLAND ENTREPRENEURS’ FUND VI LIMITED PARTNERSHIP

By:	HEF VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Daniel J. Nova
Managing Director

HEF VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Daniel J. Nova
Managing Director

CUSIP No. 74734M109

HIGHLAND MANAGEMENT PARTNERS VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI, Inc., its general partner

By:	/s/ Daniel J. Nova
Managing Director

HIGHLAND MANAGEMENT PARTNERSHIP VI, INC.

By:	/s/ Daniel J. Nova
Managing Director

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton

/s/ Robert J. Davis
Robert J. Davis

/s/ Fergal J. Mullen
Fergal J. Mullen

/s/ Corey M. Mulloy
Corey M. Mulloy

CUSIP No. 74734M109

EXHIBIT I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of American Depositary Shares of Qihoo 360 Technology Co. Ltd.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of  this 14th day of February, 2012.

SIGNATURE

HIGHLAND CAPITAL PARTNERS VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Daniel J. Nova
Managing Director

HIGHLAND CAPITAL PARTNERS VI-B LIMITED PARTNERSHIP

By:	Highland Management Partners VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Daniel J. Nova
Managing Director

HIGHLAND ENTREPRENEURS’ FUND VI LIMITED PARTNERSHIP

By:	HEF VI Limited Partnership, its general partner

By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Daniel J. Nova
Managing Director

HEF VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI, Inc., its general partner

	By:	/s/ Daniel J. Nova
Managing Director

CUSIP No. 74734M109

HIGHLAND MANAGEMENT PARTNERS VI LIMITED PARTNERSHIP

By:	Highland Management Partners VI, Inc., its general partner

By:	/s/ Daniel J. Nova
Managing Director

HIGHLAND MANAGEMENT PARTNERSHIP VI, INC.

By:	/s/ Daniel J. Nova
Managing Director

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton

/s/ Robert J. Davis
Robert J. Davis

/s/ Fergal J. Mullen
Fergal J. Mullen

/s/ Corey M. Mulloy
Corey M. Mulloy